Exhibit 99.4

Front Range Pipeline LLC

Financial Statements
for the Years Ended December 31, 2019, 2018 and 2017

INDEPENDENT AUDITORS’ REPORT

To the Management Committee of Front Range Pipeline LLC
Houston, Texas

We have audited the accompanying financial statements of Front Range Pipeline LLC (the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018, the related statements of operations, cash flows, and members’ equity for each of the three years in the period ended December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Front Range Pipeline LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Houston, Texas
March 25, 2020

Front Range Pipeline LLC

Balance Sheets

(in thousands of dollars)

	December 31
	2019	2018
Assets
Current assets
Cash and cash equivalents	$ 43,876	$ 36,704
Accounts receivable – trade	690	369
Accounts receivable – related parties	10,230	7,436
Other current assets	496	162
Total current assets	55,292	44,671
Property, plant and equipment, net (see Note 3)	582,230	484,387
Other assets	555	17
Total assets	$ 638,077	$ 529,075

Liabilities and Members’ Equity
Current liabilities
Accounts payable – trade	$ 10,870	$ 1,861
Accounts payable – related parties	10,618	8,370
Deferred revenue – current	3,422	1,505
Accrued ad valorem taxes payable	5,313	4,457
Other current liabilities	1,027	435
Total current liabilities	31,250	16,628
Other liabilities	1,207	740
Commitments and contingencies (see Note 2)
Members’ equity	605,620	511,707
Total liabilities and members’ equity	$ 638,077	$ 529,075

The accompanying notes are an integral part of these financial statements.

Front Range Pipeline LLC

Statements of Operations

(in thousands of dollars)

	For the Year Ended December 31,
	2019	2018	2017
Revenues
Related parties	$ 122,085	$ 99,837	$ 82,219
Third parties	8,817	3,689	168
Total revenues (see Note 5)	130,902	103,526	82,387
Costs and expenses
Depreciation and accretion expenses	14,792	13,957	13,907
Operating costs and expenses	19,041	18,463	14,717
General and administrative	151	142	94
Total costs and expenses	33,984	32,562	28,718
Operating income	96,918	70,964	53,669
Interest income	808	99	-
Net income	$ 97,726	$ 71,063	$ 53,669

The accompanying notes are an integral part of these financial statements.

Front Range Pipeline LLC

Statements of Cash Flows

(in thousands of dollars)

	For the Year Ended December 31,
	2019	2018	2017
Operating activities
Net income	$ 97,726	$ 71,063	$ 53,669
Reconciliation of net income to net cash flows provided by operating activities:
Depreciation and accretion expenses	14,792	13,957	13,907
Asset impairment charges	--	170	--
Non-cash expense related to long-term operating leases	132	--	--
Loss on sale of assets	45	11	10
Effect of changes in operating accounts:
Increase in accounts receivable	(3,115)	(1,285)	(1,488)
Decrease (increase) in other current assets	(385)	40	(16)
Increase (decrease) in accounts payable	3,760	(197)	1,565
Increase (decrease) in deferred revenue – current	1,917	(1,202)	682
Increase in accrued ad valorem taxes payable	856	683	1,257
Increase in other current liabilities	473	100	163
Decrease in other liabilities	(147)	--	--
Net cash flows provided by operating activities	116,054	83,340	69,749
Investing activities
Capital expenditures	(105,106)	(26,509)	(3,276)
Proceeds from sales of assets	37	28	11
Cash used in investing activities	(105,069)	(26,481)	(3,265)
Financing activities
Cash contributions from Members	90,525	44,940	--
Cash distributions to Members	(94,338)	(85,223)	(52,228)
Cash used in financing activities	(3,813)	(40,283)	(52,228)
Net change in cash and cash equivalents	7,172	16,576	14,256
Cash and cash equivalents, January 1	36,704	20,128	5,872
Cash and cash equivalents, December 31	$ 43,876	$ 36,704	$ 20,128

Supplemental cash flow information
Current liabilities for capital expenditures at December 31, 2019	$ 4,077	$ 1,647	$ 107

The accompanying notes are an integral part of these financial statements.

Front Range Pipeline LLC

Statements of Members’ Equity

(in thousands of dollars)

	Enterprise	DCP
	Products	Partners	WGR
	Operating	Logistics,	Operating,
	LLC (33 1/3%)	LLC (33 1/3%)	LP (33 1/3%)	Total
Balance – January 1, 2017	$ 159,828	$ 159,829	$ 159,829	$ 479,486
Net income	17,890	17,889	17,890	53,669
Cash distributions to Members	(17,409)	(17,409)	(17,410)	(52,228)
Balance – December 31, 2017	$ 160,309	$ 160,309	$ 160,309	$ 480,927
Net income	23,688	23,688	23,687	71,063
Cash contributions from Members	14,980	14,980	14,980	44,940
Cash distributions to Members	(28,408)	(28,408)	(28,407)	(85,223)
Balance – December 31, 2018	$ 170,569	$ 170,569	$ 170,569	$ 511,707
Net income	32,576	32,575	32,575	97,726
Cash contributions from Members	30,175	30,175	30,175	90,525
Cash distributions to Members	(31,446)	(31,446)	(31,446)	(94,338)
Balance – December 31, 2019	$ 201,874	$ 201,873	$ 201,873	$ 605,620

The accompanying notes are an integral part of these financial statements.

Front Range Pipeline LLC

Notes to Financial Statements

1. Company Organization and Nature of Operations

Company Organization
Front Range Pipeline LLC (“Front Range”) is a Delaware limited liability company formed in February 2012 that owns the Front Range Pipeline. Unless the context requires otherwise, references to “we,” “us,” “our” or the “Company” within these notes are intended to mean Front Range.

At December 31, 2019, our member interests were owned as follows:

•33 1/3% by Enterprise Products Operating LLC (“Enterprise”);
•33 1/3% by DCP Partners Logistics, LLC (“DCP”); and,
•33 1/3% by WGR Operating, LP (“Western”).

Enterprise, DCP and Western are referred to individually as a “Member” and collectively as the “Members.”

Description of Business
The Front Range Pipeline is a 12-inch and 16-inch diameter natural gas liquids (“NGL”) pipeline that originates in Weld County, Colorado (in the Denver-Julesburg production basin) and extends approximately 447 miles to near Skellytown, Texas in Carson County, Texas. The Front Range Pipeline has connections to the Mid-America Pipeline System, which is owned and operated by an affiliate of Enterprise, and the Texas Express Pipeline, which is operated by an affiliate of Enterprise. The Front Range Pipeline provides producers in the Denver-Julesburg basin with access to the Gulf Coast market, which is the largest NGL market in the U.S.

Throughput capacity for the pipeline is being expanded by approximately 100 thousand barrels per day (“MBPD”). We anticipate the expansion project to be placed into commercial service during the second quarter of 2020 (unaudited).

Since we have no employees, our operating functions, general and administrative support and project management personnel are provided by an affiliate of Enterprise pursuant to an operating agreement (see Note 6).

All statistical data (e.g., pipeline mileage, transportation capacity and similar operating and physical measurements) in these notes to financial statements are unaudited.

2. Significant Accounting Policies

Our financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior period amounts have been reclassified to conform to the current period presentation.

Dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

In preparing these financial statements, we have evaluated subsequent events for potential recognition or disclosure through March 25, 2020, the issuance date of the financial statements.

Accounts Receivable
Accounts receivable are primarily from shippers who utilize our pipeline. On a routine basis, we review all outstanding accounts receivable balances and record a reserve for amounts that we expect will not be fully recovered. We do not apply actual balances against any reserves until we have exhausted substantially all collection efforts. We have no allowance for doubtful accounts as of December 31, 2019.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The new guidance, referred to as the current expected credit loss (“CECL”) model, requires the measurement of expected credit losses for financial assets (e.g., accounts receivable) held at the reporting date based on historical experience, current economic conditions, and reasonable and supportable forecasts. These changes are expected to result in the more timely recognition of losses. The adoption of this new guidance on January 1, 2020 did not have a material impact on our financial statements.

Cash and Cash Equivalents
Cash and cash equivalents represent unrestricted cash on hand and may also include highly liquid investments with original maturities of less than three months from the date of purchase.

Commitments and Contingencies
At December 31, 2019, we had capital expenditure commitments of $2.2 million.

Certain conditions may exist as of the date our financial statements are issued, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to pending legal proceedings or unasserted claims that may result in such proceedings, our legal counsel evaluates the perceived merits of such matters including the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be recognized and the nature of the contingent liability would be disclosed in our financial statements. If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss (if determinable), would be disclosed, if material. Loss contingencies considered remote are generally not disclosed or recognized unless they involve guarantees that are material to us, in which case the nature of the guarantee would be disclosed. We had no loss contingency matters requiring recognition or disclosure at December 31, 2019 and 2018, respectively.

Environmental Costs
Our operations are subject to extensive federal and state environmental regulations. Environmental costs for remediation are accrued based on estimates of known remediation requirements. Such accruals are based on management’s best estimate of the ultimate cost to remediate a site and are adjusted as further information and circumstances develop.  Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies and regulatory approvals.  Expenditures to mitigate or prevent future environmental contamination are capitalized. Ongoing environmental compliance costs are charged to expense as incurred. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. There were no environmental remediation liabilities incurred as of December 31, 2019 and 2018, respectively.

Estimates
Preparing our financial statements in conformity with GAAP requires us to make estimates that affect amounts presented in the financial statements. Our most significant estimates relate to (i) the useful lives and depreciation methods used for fixed assets; (ii) measurement of fair value and projections used in impairment testing of fixed assets; and (iii) revenue and expense accruals. Actual results could differ materially from our estimates. On an ongoing basis, we review our estimates based on currently available information. Any changes in the facts and circumstances underlying our estimates may require us to update such estimates, which could have a material impact on our financial statements.

Fair Value Information
The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Impairment Testing for Long-Lived Assets
Long-lived assets such as pipelines and facilities are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written-down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques. There were no asset impairment charges for the year ended December 31, 2019 and 2017, respectively. There were $0.2 million of asset impairment charges for the year ended December 31, 2018.

Income Taxes
We are organized as a pass-through entity for federal income tax purposes. As a result, our financial statements do not provide for such taxes, and our Members are individually responsible for their allocable share of our taxable income for federal income tax purposes.

Leases
We adopted Accounting Standards Codification (“ASC”) 842 on January 1, 2019. The core principle of ASC 842 requires substantially all leases be recorded on the balance sheet.

The new standard introduces two lessee accounting models, which result in a lease being classified as either a “finance” or “operating” lease based on whether the lessee effectively obtains control of the underlying asset over the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a right-of-use (“ROU”) asset (representing a company’s right to use the underlying asset for a specified period of time) and a corresponding lease liability. The lease liability will be recognized at the present value of the future lease payments, and the ROU asset will equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

In addition, we elected to apply several practical expedients and made accounting policy elections upon adoption of ASC 842 including:

• We do not recognize ROU assets and lease liabilities for short-term leases and instead record them in a manner similar to operating leases under legacy lease accounting guidelines. A short term lease is one with a maximum lease term of 12 months or less and does not include a purchase option the lessee is reasonably certain to exercise.

• We did not reassess whether any expired or existing contracts as of January 1, 2019 contained leases or the lease classification for any existing or expired leases.

• The impact of adopting ASC 842 was prospective beginning January 1, 2019. We did not recast prior periods presented in our consolidated financial statements to reflect the new lease accounting guidance.

• We combine lease and nonlease components relating to our office and warehouse leases, as applicable.

We recognized $0.7 million in ROU assets and lease liabilities, respectively, for long-term operating leases at January 1, 2019 in connection with the adoption of ASC 842. These amounts are related to leased office space in Centennial, Colorado used in our operations. These amounts represented less than 1% and 5% of our assets and liabilities, respectively, at the adoption date. On an undiscounted basis, our long-term operating lease obligations aggregated to $0.7 million at January 1, 2019. This lease has a remaining term of 3.8 years and a discount rate of 2.5%. Operating lease expense for the year ended December 31, 2019 was $0.1 million. Cash paid for operating lease liabilities recorded on our balance sheet was $0.1 million for the year ended December 31, 2019.

Property, Plant and Equipment
Property, plant and equipment is recorded at historical cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. In general, depreciation is the systematic and rational allocation of an asset’s cost, less its residual value (if any), to the reporting periods it benefits. Our property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Our estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of our assets.

Asset retirement obligations (“AROs”) consist of estimated costs of dismantlement, removal, site reclamation and similar activities associated with the retirement of property, plant and equipment assets. We recognize the fair value of a liability for an ARO in the period in which it is incurred and can be reasonably estimated, with the associated asset retirement cost capitalized as part of the carrying value of the asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the ARO liability is accreted to its present value (through accretion expense) and the capitalized amount is depreciated over the remaining useful life of the related long-term asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts. See Note 3 for additional information regarding our property, plant and equipment and related AROs.

Revenues
See Note 5 for information regarding our revenue recognition policies and related disclosures.

3. Property, Plant and Equipment

The historical cost of our property, plant and equipment and related accumulated depreciation was as follows at the dates indicated:

	Estimated Useful Life in Years	December 31,
		2019	2018
Pipeline assets	34-39	$ 646,312	$ 523,056
Transportation and other equipment	9	1,009	753
Land		574	574
Construction in progress		15,629	26,697
Total		663,524	551,080
Less accumulated depreciation		81,294	66,693
Property, plant and equipment, net		$ 582,230	$ 484,387

Depreciation expense was $14.7 million, $13.9 million and $13.9 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Capital expenditures of $105.1 million for the year ended December 31, 2019 primarily relate to projects to increase the transportation capacity of our pipeline.

Asset Retirement Obligations
Our AROs result from pipeline right-of-way agreements associated with our operations. The following table presents information regarding our asset retirement liabilities for the years indicated:

	For the Year Ended December 31,
	2019	2018	2017
Balance of ARO at beginning of year	$ 740	$ 680	$ 626
Accretion expense	64	60	54
Balance of ARO at end of year	$ 804	$ 740	$ 680

Property, plant and equipment at both December 31, 2019 and 2018 included $0.4 million, respectively, of asset retirement costs that were capitalized as an increase in the associated long-lived asset. The following table presents our forecast of accretion expense for the years indicated:

2020	2021	2022	2023	2024
$ 70	$ 76	$ 83	$ 90	$ 98

4. Members’ Equity

As a limited liability company, our Members are not personally liable for any of our debts, obligations or other liabilities. Income or loss amounts are allocated to our Members based on their respective member interests. Cash contributions from and distributions to Members, if any, are also based on their respective membership interests. Our Members may be required in the future to make additional cash contributions in amounts determined by our Management Committee, which is responsible for conducting our affairs in accordance with the LLC Agreement. Cash distributions to Members are also determined by our Management Committee.

5. Revenues

For periods prior to January 1, 2018, we accounted for our revenues using ASC 605, Revenue Recognition. Under ASC 605, we recognized revenue when all of the following criteria were met: persuasive evidence of an exchange arrangement existed between us and the shipper (e.g., published tariffs), (ii) delivery of the shipper’s volumes had occurred, (iii) the tariff was fixed or determinable and (iv) collectability of the amount owed by the shipper was reasonably assured.

We adopted ASC 606, Revenues from Contracts with Customers, on January 1, 2018 using a modified retrospective approach that applied the new revenue recognition standard to existing contracts at the implementation date and to any future revenue contracts. As such, our revenues and related financial information for periods prior to January 1, 2018 were not adjusted and continue to be reported in accordance with ASC 605. We did not record a cumulative effect adjustment upon initially applying ASC 606 since there was no impact on members’ equity upon adoption; however, the extent of our revenue-related disclosures has increased under the new standard. There are no material differences in the amount or timing of revenues recognized under ASC 606 when compared to ASC 605.

The core principle of ASC 606 is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services.  We apply this principle by following five key steps outlined in ASC 606: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognizing revenue when (or as) the performance obligation is satisfied. Each of these steps involves management judgment and an analysis of the contract’s material terms and conditions.

Revenues from NGL transportation services are based upon a fixed fee per barrel transported multiplied by the volume redelivered. We recognize revenue from NGL transportation services when the shipper’s volumes are redelivered. We believe this approach to revenue recognition faithfully depicts how we satisfy our performance obligations to shippers over time, and is measured in terms of volumes redelivered for the shippers.

We invoice shippers for transportation services upon receipt of their volumes; however, for revenue recognition purposes, the associated transportation revenues are deferred until such volumes are redelivered (i.e., our performance obligations under the NGL transportation agreements are satisfied). At December 31, 2017 and December 31, 2018, deferred revenues attributable to “in-transit” volumes were $2.7 million and $1.5 million, respectively. The amounts outstanding at December 31, 2017 and December 31, 2018 were subsequently recognized as revenue in January 2018 and January 2019, respectively. At December 31, 2019, deferred revenues attributable to “in-transit” volumes were $3.4 million. The amounts outstanding at December 31, 2019 were subsequently recognized as revenue in January 2020.

As noted above, customers are invoiced upon receipt of their volumes, which is when we have an unconditional right to consideration under the associated contract. The terms of our billings are typical of the midstream energy industry. At December 31, 2018 and December 31, 2019, accounts receivable were $7.8 million and $10.9 million, respectively.

Under certain of our transportation agreements, shippers are required to transport a minimum volume of NGLs each month. If the shipper does not transport the minimum volume, they are still required to pay us an amount based on the minimum volume commitment, with a provision that allows the shipper to make-up any volume shortfalls over an agreed-upon period (referred to as a shipper “make-up right”). Revenue pursuant to such agreements is initially deferred and subsequently recognized when either the make-up rights are exercised, the likelihood of the customer exercising the rights becomes remote, or we are otherwise released from the performance obligation. At January 1, 2018, December 31, 2018 and December 31, 2019, there were no deferred revenues attributable to make-up rights.

The following table presents estimated fixed consideration from TSAs that contain minimum volume commitments with terms that exceed one year. These amounts represent the revenues we expect to recognize in future years from these contracts at December 31, 2019.

2020	2021	2022	2023	2024	Thereafter	Total
$ 133,666	$ 155,749	$ 165,108	$ 161,988	$ 78,645	$ 213,845	$ 909,001

6. Related Party Transactions

We provide transportation services to our Members. The following table summarizes our related party revenues for the years indicated:

	For the Year Ended December 31,
	2019	2018	2017
Western and its affiliates	$ 67,399	$ 51,112	$ 45,538
DCP and its affiliates	54,686	48,725	36,681
Total	$ 122,085	$ 99,837	$ 82,219

Our legacy transportation service agreements (“Legacy TSAs”) with affiliates of Western and DCP involve minimum monthly volume commitments and make-up rights. Under these arrangements, each shipper is invoiced for its monthly volume commitment and, if needed, the shipper has the following twelve-month period in which to make up any volume shortfall they have paid for. The Legacy TSAs have an initial term of 15 years, with provisions for annual evergreen renewals thereafter (unless terminated by either party as defined in the contracts). For the first ten contract years, the shipper is invoiced monthly for its volume commitment, which ends in January 2024. For the last five contract years (beginning February 2024), there are no monthly volume commitments under the Legacy TSAs.

In connection with our expansion project (see Note 1), a new transportation service agreement (the “Expansion TSA”) was executed with an affiliate of Western. The Expansion TSA includes minimum volume commitments and make-up rights. The Expansion TSA has an initial term of 13 years commencing in the second quarter of 2020, with provisions for annual evergreen renewals thereafter (unless terminated by either party as defined in the contracts). For the first eight years, the related party shipper will be invoiced monthly for its volume commitment. For the last five years, there are no monthly volume commitments under the Expansion TSA; however, the related party shipper has dedicated its production from certain regional facilities to our pipeline.

The following table presents the total average daily minimum volume commitments under the Legacy TSAs and the Expansion TSA for the years indicated (in MBPD):

Year	Legacy TSAs	Expansion TSA
2020	104	35
2021	107	35
2022	107	43
2023	107	45
2024	107	45
2025	--	45
2026	--	41
2027	--	33
2028	--	30

We have a joint tariff arrangement with Texas Express Pipeline LLC (“TEP”) for the transportation of NGLs on the Texas Express Pipeline that originate from our pipeline.

Since we have no employees, our operating functions, general and administrative support and project management services are provided by employees of an affiliate of Enterprise. Our reimbursements to Enterprise for payroll costs were $2.9 million for the year ended December 31, 2019. In addition, we paid Enterprise $1.2 million in management fees for the year ended December 31, 2019. These related party costs are a component of operating costs and expenses on our Statement of Operations.

The following table summarizes accounts receivable and accounts payable with related parties at the dates indicated:

	December 31,
	2019	2018
Accounts receivable – related parties
DCP and its affiliates	$ 3,473	$ 3,705
Western and its affiliates	6,757	3,731
Total	$ 10,230	$ 7,436

Accounts payable – related parties
TEP – joint tariff arrangement	$ 9,716	$ 6,626
Enterprise and its affiliates	902	1,744
Total	$ 10,618	$ 8,370

7. Risks and Uncertainties

Regulatory and Legal Risks
As part of our normal business activities, we may be subject to various laws and regulations, including those related to environmental matters. In the opinion of management, compliance with existing laws and regulations is not expected to have a material effect on our financial position, results of operations or cash flows.

Also, in the normal course of business, we may be a party to lawsuits and similar proceedings before various courts and governmental agencies involving, for example, contractual disputes, environmental issues and other matters. We are not aware of any such matters at December 31, 2019 and 2018, respectively. If new information becomes available, we will establish accruals and/or make disclosures as appropriate.

Customer Concentration
Substantially all of our revenues are earned from Western and its affiliates and DCP and its affiliates. The loss of either of these related party customers could have a material adverse effect on our financial position, results of operations and cash flows.